FORM 10-Q

PACCAR FINANCIAL CORP.

EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO SEC REPORTING REQUIREMENTS

(Millions of Dollars)

	Three Months Ended
	March 31,
	2002	2001
	(Unaudited)

FIXED CHARGES
Interest expense	$31.8	$50.1
Portion of rentals deemed interest	.3	.3

TOTAL FIXED CHARGES	$32.1	$50.4

EARNINGS
Income before taxes	$3.6	$4.7
Fixed charges	32.1	50.4

EARNINGS AS DEFINED	$35.7	$55.1

RATIO OF EARNINGS TO FIXED CHARGES	1.11x	1.09x

The method of computing the ratio of earnings to fixed charges shown above complies with SEC reporting requirements but differs from the method called for in the Support Agreement between the Company and PACCAR.  See Exhibit 12.2.  Income before taxes for the three months ended March 31, 2001 has been adjusted to exclude $.7 pretax income from the cumulative effect of the accounting change related to FAS 133.